Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

and

Rio Tinto Limited

Commission File No.: 000-20122

The following are slides comprising a media presentation that was first given on January 19, 2008. Transcripts of the DVD presentations referred to in the slides will also be filed today.

BHP Billiton Iron Ore – Media Briefing

An excellent business with an exciting future

bhpBilliton

Disclaimer

This document has been prepared by BHP Billiton Ltd and BHP Billiton Plc (“BHP Billiton”) and comprises the written materials/slides for a presentation concerning BHP Billiton and its proposed combination with Rio Tinto Ltd and Rio Tinto plc (“Rio Tinto”). By reviewing/attending this presentation you agree to be bound by the following conditions.

The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.

This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Canada or Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or (iii) are outside the United Kingdom (all such persons being referred to as “relevant persons”). This presentation must not be acted on or relied on by persons who are not relevant persons. Information about Rio Tinto and Alcan Inc. (“Alcan”) included in this presentation is based on public information which has not been independently verified. Certain statistical and other information about BHP Billiton included in this presentation is sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by BHP Billiton.

Certain statements in this presentation are forward-looking statements. The forward-looking statements include statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. These forward-looking statements speak only as at the date of this presentation. These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.

bhpBilliton

Disclaimer (Continued)

There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton’s filings with the US Securities and Exchange Commission (“SEC”), including BHP Billiton’s Annual Report on Form 20-F for the fiscal year-ended June 30, 2007, and Rio Tinto’s and Alcan’s filings with the SEC, including Rio Tinto’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2006 and Alcan’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2006, which are available at the SEC’s website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

None of the statements concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

The SEC generally permits mining companies in their filings with the SEC to disclose only those mineral deposits that the company can economically and legally extract. Certain measures in this presentation, including “Resources”, “potential mineralisation” and “targeted mineralisation”, would not generally be permitted in an SEC filing. The material denoted by such terms is not proven or probable Reserves as such terms are used in the SEC’s Industry Guide 7, and there can be no assurance that BHP Billiton will be able to convert such material to proven or probable Reserves or extract such material economically. BHP Billiton urges investors to refer to its Annual Report on Form 20-F for the fiscal year ended June 30, 2007, for its most recent statement of mineral Reserves calculated in accordance with Industry Guide 7.

Goldman Sachs International and its affiliates and Gresham Partners are acting for BHP Billiton and no-one else in connection with the proposals referred to in this presentation and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to such proposals or any other transaction, arrangement or matter referred to herein.

In connection with BHP Billiton’s proposed combination with Rio Tinto by way of the proposed Schemes of Arrangement (the “Schemes”), the new BHP Billiton shares to be issued to Rio Tinto shareholders under the terms of the Schemes have not been, and will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the new BHP Billiton shares have been, or (possibly with certain limited exceptions) will be, applied for in any jurisdiction of the United States. It is expected that the new BHP Billiton shares will be issued in reliance upon the exemption from the registration requirements of the US

Securities Act provided by Section 3(a)(10) thereof.

In the event that the proposed Schemes do not qualify (or BHP Billiton otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the US Securities Act, BHP Billiton would expect to register the offer and sale of the securities it would issue to Rio Tinto US shareholders and Rio Tinto ADS holders by filing with the SEC a registration statement (the “Registration Statement”), which would contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

US INVESTORS AND US HOLDERS OF RIO TINTO SECURITIES AND ALL HOLDERS OF RIO TINTO ADSs ARE URGED TO READ THE REGISTRATION STATEMENT AND PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. If and when filed, investors and security holders will be able to obtain a free copy of the Registration Statement and Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Competent Persons for Mineral Resources and Ore Reserves are named in the BHP Billiton Annual Report 2007, which can be viewed at www.bhpbilliton.com. Heath Arvidson, who is a member of AusIMM and a full time employee of BHP Billiton and has the required qualifications and experience, is a Competent Person for the probabilistic assessment of Potential Mineralisation, which is reported under Section 18 of the JORC code. Heath Arvidson verifies that the relevant content of this document is based on and fairly reflects the information in the supporting documentation relating to Potential Mineralisation.

References in this presentation to “$” are to United States dollars unless otherwise specified.

bhpBilliton

1. Strong Business

2. Proven Project Delivery

3. Growth Strategy

bhpBilliton

Excellent business, strong performance, exciting future

• Large high grade ore bodies, concentrated around first class infrastructure

Growth

Options • Multiple growth options

• First class project development and production Project growth record, the equal of its peers

Pipeline

• Business improvement excellence supported by Financial Strength proprietary technology and Discipline

• High level of equity ownership in resources The BHP Billiton Way • Resource and mineralisation supports production

(Value Added Processes) for more than 50 years

• Excellent cost curve position and close proximity World Class Assets to Asian growth market

• Striving for Zero Harm

‘Licence to Operate’

People • Building a high achievement culture

bhpBilliton

10 Minute Site Tour VIDEO

bhpBilliton

Record production and sales for CY 2007

Very strong sales – higher than Monthly shipping record in December internal expectations

Record production at Yandi,

Monthly railing record in December monthly record at Area C

bhpBilliton

Expansions on time and on budget

RGP3 (Rapid Growth Project 3)

RGP 3: MAC build complete RGP3: Shipped first ore from new Commissioning underway “C” Berth in October

RGP4

RGP 4: Construction on track RGP4 mainline track expansion already complete

bhpBilliton

Major milestones with our people and licence to operate

Safety performance continues to Awarded Australia’s largest (A$300M) improve indigenous contract

Commitments to housing renewal Achieving results with our leadership reached A$400M including Eco Villages* development program

Commitments in FY07 and FY08 YTD, 100% share

bhpBilliton

Safety is core to our business

- Strong leadership
- Comprehensive programs
- Relentless focus

- Falling injury rates
- Increased incident reporting
- Better prevention

WA Iron Ore Total Recordable Injury Frequency Rate (TRIFR)


20.6
12.0
9.0
5.9
Striving for ZERO HARM
FY05
FY06
FY07
FY08 YTD

Source: BHP Billiton Safety Statistics

Page 10

bhpbilliton

Strong year on year performance

Record production and prices

WA Iron Ore EBIT/ tonne (US$/t)

Extensive business improvement programs

27

are driving strong performance

24

Initiatives include:

• Longer trains *

• BLASOR proprietary technology *

14

• Reducing rail cycle times

• Increasing ship loader capability

8
7	• Process automation *

• Maintenance restructure

• Continuous miners *

FY 03 FY 04 FY 05 FY 06 FY 07

*	Focus on Technology

Source: BHP Billiton

bhpBilliton

Strong FY07 EBITDA margin performance


FY07 WA Iron Ore EBITDA Margin
Freight
54%
61%
EBITDA Margin
FOB EBITDA Margin

High proportion of sales on a delivered basis (~50%) improves port scheduling and reduces costs

FOB (Free-On-Board) EBITDA margin removes the effect of freight sales revenue and expenses

Page 12

bhpbilliton

We are the industry leader by EBIT per tonne

FY07 Global Iron Ore EBIT per Tonne Sold (US$/t)


28
26
23
22
BHP Billiton
Rio Tinto
Vale
Kumba

BHP Billiton is a highly efficient business: more value from every tonne of ore on ship

Source: BHP Billiton, Rio Tinto: 2007 Q2 Production Report, 2006 Q4 Production Report, 2007 HY Results and 2006 FY Result. Vale: 2007 Q2 Production Report, 2006 Q4 Production Report, CVRD Financial Statements (US GAAP) 30-Jun-2007 and CVRD Financial Statements (US GAAP) 31-Dec-2006. Kumba: Kumba Iron Ore Interim Results Presentation 30-Jun-2007 and Kumba Iron Ore Results Presentation 31-Dec-2007

Page 13

bhpbilliton

1. Strong Business

2. Proven Project Delivery

3. Growth Strategy

bhpBilliton

Project delivery excellence in a hot market



Iron ore expansion projects, AUD
Budget
Schedule
120%
100%
80%
60%
40%
20%
0%
Over budget
Behind schedule
Under budget
Ahead of schedule
Area C & PACE
Accel. Expansion
RGP1
RGP2
RGP3
RGP4

Notes:
- All major growth projects since the beginning of 2001 (>5Mtpa additional capacity). Projects shown in AUD, the Iron Ore operating currency
- RGP4 on budget and on schedule as at December 2007

Source: BHP Billiton

Page 15

bhpbilliton

New equipment meets or exceeds design capability

Railed ore to port reached and exceeded design rates much earlier than expected



Tonnes per day to port (000's)
350
300
250
200
Actual Performance - Non-shutdown days
Expected
RGP Design Rate
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
FY2007
FY2008

Average tonnes loaded on ship have consistently reached or exceeded targets



Average Gross Loading Rate (GLR) on Ship (Tonnes per hour)
6000
5000
4000
RGP3
Target
GLR
On target performance despite ramp up of Shiploader 3 and cyclone impacts.
FY2006
FY2007
Q1
Q2
Q3
Q4
Q1
Q2
FY2007
FY2008

Source: BHP Billiton

Page 16

bhpbilliton

Innovating to manage capital costs

Capital Costs (US$/tonne, 100% basis)

105

Compressing construction timeframes

57

• Modular design

• Offshore sourcing

• Contract partnerships

Approved since 2002— In planning and development completed or under construction

From 72 Mt in 2002 to 300 Mtpa installed capacity in 2015

Source: BHP Billiton

Approved since 2002 – completed or under construction: Area C and PACE, Accelerated Expansion, RGP 1, RGP2, RGP3, RGP4; Under planning and development: RGP5, RGP6, Quantum

bhpBilliton

We commit and we deliver


WA Production (Mtpa, 100%)
RGP4 will more than double 2003 capacity: approved investment US$5B
Area C & PACE +15Mt, US$564M
Accel. Expansion +7Mt, US$50M
RGP1 +10Mt, US$111M
RGP2 +8Mt US$575M
RGP3 +20Mt US$1529M
RGP4 +26Mt US$2100M
Goldsworthy
Area C
Yandi
Jimblebar
Satellites
Beneficiation
Whaleback + OB18/29
200
180
160
140
120
100
80
60
40
20
0
2000
2001
2002
2003
2004
2005
2006
2007
2008 F
RGP4

Page 18

bhpbilliton

1. Strong Business

2. Proven Project Delivery

3. Growth Strategy

bhpBilliton

We will deliver installed capacity of 300 Mtpa by 2015


300 Mtpa
Growth Pipeline
(RGP5, RGP6 and Quantum)
Mine and infrastructure optimisation
Approved Capacity Expansion (RGP3 & 4 - 155Mtpa)
Existing Production (108 Mtpa)
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15

Source: BHP Billiton, 100% share
Note: Growth Pipeline subject to approvals

Page 20

bhpbilliton

A large resource endowment with high equity ownership

Pilbara Resource and Mineralisation

(bt, equity share)

23-34bt 26-34bt

16-27 15-23

11 7

BHP Billiton Rio Tinto

BHP Billiton targeted additional Pilbara Mineralisation Rio Tinto targeted additional Pilbara Mineralisation BHP Billiton Pilbara Reserves and Resources Rio Tinto Pilbara Reserves and Resources

Notes:

• Bar size represents the high range of announced potential mineralisation.

• BHP Billiton Source: Reserves and resources – BHP Billiton 2007 Annual Report. Resources are quoted inclusive of Reserves. The Potential Mineralisation (Exploration Target) was announced by BHP Billiton in October 2007, and is based on probabilistic assessment of areas across the Pilbara using surface mapping, geophysics, known regional geology and some limited drill results acquired over the last 40 years of exploration. The target range is conceptual in nature, there has not been sufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource; BHP Billiton Mineral Resource information should be read together with and subject to the notes set out in the BHP Billiton Annual Report 2007. This document can be viewed at: www.bhpbilliton.com

• Rio Tinto: Reserves and Resources – Rio Tinto 2006 Annual Report (Rio Tinto Resources on the chart shown inclusive of Reserves); potential Mineralisation based on Rio Tinto Investor Presentation, 26 November 2007, “Delivering exceptional growth”. Rio Tinto Equity Resource and Reserve position based Rio Tinto Pilbara Media Visit January 2008 of 10.5Bt. BHP Billiton calculation for Rio Tinto equity Mineralisation based on 2006 Annual Report ownership disclosures, and BHP Billiton’s geological assessment of the distribution of Mineralisation

• The measures “Resources”, “potential mineralisation” and “targeted mineralisation” are not defined in the SEC’s Industry Guide 7 and the material denoted by such terms is not proven or probable reserves as defined therein. There can be no assurance that we will be able to convert such material to proven or probable reserves or to extract it economically. We urge investors to refer to our Annual Report on Form 20-F for the fiscal year ended June 30, 2007 for our most recent statements of mineral reserves calculated in accordance with Industry Guide 7.

bhpBilliton

Large equity resource and mineralisation concentrated around existing infrastructure

Port Hedland

Dampier Cape Lambert

Deposit size scale (equity share)

2.0bt

1.0bt

0.5bt

Rio Tinto Identified Reserves/Resources(a)

BHP Billiton Reserves/Resources BHP Billiton Potential Mineralisation BHP Billiton’s Tenements Rio Tinto’s Tenements

Source: Rio Tinto 2006 and BHP Billiton 2007 Annual Report, Financial Statements and company announcements. a) Rio Tinto undeveloped Resources (reported at 7.2bt) are not shown on the chart as locations are not announced. Undeveloped Resources comprise 39 separate deposits, of which 20 are 100% owned (see Note q, page 53, 2006 Rio Tinto Annual Report). Bubble sizes are calculated from the announced Resources and Reserves per the Rio Tinto Annual Report 2006; Bubble placement for Rio Tinto’s Resources (including Reserves) is based on BHP Billiton’s interpretation of Rio Tinto’s Annual Report 2006. b) Bubble sizes for BHP Billiton Resources are calculated from the announced Resources per the BHP Billiton Annual Report 2007—bubble placement is intended to be representative of the Resource distribution, and may not represent the precise Resource location. Bubble sizes for BHP Billiton potential Mineralisation

(as defined within this presentation) represent the upper announced range of 30bt. c) The measures “Resources”, “potential mineralisation” and “targeted mineralisation” are not defined in the SEC’s Industry Guide 7 and the material denoted by such terms is not proven or probable reserves as defined therein. There can be no assurance that we will be able to convert such material to proven or probable reserves or to extract it economically. We urge investors to refer to our Annual Report on Form 20-F for the fiscal year ended June 30, 2007 for our most recent statements of mineral reserves calculated in accordance with Industry Guide 7.

bhpBilliton

Concentrated ore bodies enable large hub development

Pilbara Resource and Mineralisation (bt, equity share)

Roy Hill

Central Pilbara: ~14-21 Bt Large Hubs offer: resource + potential mineralisation

N —Infrastructure scale

0 5 10 20 30 40 50km efficiencies Scale 1: 1 000 000

Upper Marillana

Marillana

Yandi —Product flexibility Ministers North —More resource unlocked

Mining Area C by blending

Jinayri East Pilbara: ~8-11 Bt

Area C West resource + potential mineralisation

South —Smaller environmental

Coondewana footprint Opthalmia OB 23/25 OB18 Mt. Whaleback

Other Pilbara: ~1-2 Bt Caramulla resource + potential Jimblebar

Prairie Downs

mineralisation

BHP Billiton’s Tenements BHP Billiton’s railway

• Source: Resource base: BHP Billiton 2007 Annual Report.; Mineralisation: BHP Billiton announcements October 2007; Resource and Mineralisation shown an equity basis

• *The Potential Mineralisation (Exploration Target) is based on probabilistic assessment of areas across the Pilbara using surface mapping, geophysics, known regional geology and some limited drill results acquired over the last 40 years of exploration. The target range is conceptual in nature, there has not been sufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource

• This BHP Billiton Mineral Resource information should be read together with and subject to the notes set out in the BHP Billiton Limited Group Combined Financial Statements 2007. This document can be viewed at: http://bhpbilliton.com

• The measures “Resources”, “potential mineralisation” and “targeted mineralisation” are not defined in the SEC’s Industry Guide 7 and the material denoted by such terms is not proven or probable reserves as defined therein. There can be no assurance that we will be able to convert such material to proven or probable reserves or to extract it economically. We urge investors to refer to our Annual Report on Form 20-F for the fiscal year ended June 30, 2007 for our most recent statements of mineral reserves calculated in accordance with Industry Guide 7.

bhpBilliton

What is a mining hub and why is it good? VIDEO

bhpBilliton

Each hub is designed for optimal product delivery using centralised processing and logistics infrastructure

Newman Mega Hub

Newman

OB 32, 33 OB 23, 24, 25

OB 20,21,22, 42

OB 17,18, 19

Newman

Whaleback Ophthalmia East Jimblebar OB 43 Wheelarra Hill W1 – W5 Western Hashimoto Ridge JB West JB East Carramulla JB South Silver Knight Jimblebar

20km

Central Pilbara Mega Hub

MAC Packsaddle

Northern flank

ACWS Hub

R deposit Southern flank

MAC Hub Jinyari

ACWS Jinayri Hub

20km

Brockman Primary, secondary and tertiary infrastructure Railway Marra Mamba Primary infrastructure only Conveyor

Source: BHP Billiton

Note: schematics only. These plans are still under development, and remain subject to approvals.

Competitive Product Offering

Outer Port Harbour

Hedland

Expansions Inner Harbour

Double Large, integrated Tracked mega mining hubs Rail

Yandi Hub

Yandi

MAC Newman Mega Hub

ACWS Jinayri NJV

Central Pilbara

Mega Hub Jimblebar

bhpBilliton

Detailed resource plan to deliver our growth

Growth Path to 300Mtpa (growth beyond under study)
Installed Capacity, 100% terms, wMt


300
250
200
150
100
50
0
Jinayri
Yandi
Area C
Newman
FY09
FY14
FY19
FY24
FY29
Central Pilbara Mega Hub (Area C, Jinayri, ACWS)
Newman Hub Areas: East Central West

Source: BHP Billiton

Page 26

bhpbilliton

Port infrastructure planning is well advanced


New channel ~400Mtpa
Existing channel ~ 320Mtpa
BHP Billiton Berths
Third Party Berths
BHP Billiton Stockyards

Port Hedland harbour development[(a),(b)]

- Clear growth path
- Port: RGP5 inner harbour expansion to +200mtpa aiming to be in Feasibility in Q1 CY2008. Decision expected H2CY2008.
- Port: Outer- harbour in Pre-Feasibility – phase 1 plans are to create BHP Billiton capacity of 100-150+ Mtpa. Total potential port capacity of 400+ Mtpa
- Strong Government support for rapid port expansion of outer harbour to deliver an additional 400Mtpa of capacity
- Total potential port capacity of Port Hedland 700+ Mtpa

BHP Billiton rail system

- Can be expanded to meet future growth plans

Notes:

a) Alannah MacTiernan, WA Minister for Planning and Infrastructure, Metals Bulletin Iron Ore Conference, 27-Nov-2007

b) www.phpa.wa.gov.au, Port Hedland Port Authority Planning Study Phase 2, August 2003: total inner harbour capacity of 320+mtpa. Hence, ~320+mtpa + 400mtpa = total potential capacity 700+ mtpa (all users)

Page 27

bhpbilliton

The port will facilitate our expansions VIDEO

Schematic drawing reflecting current plans under evaluation FINUCANE ISLAND NELSON PT

bhpBilliton

Plans to expand the inner harbour to 200+Mtpa well advanced

RGP5 will deliver an additional 50Mtpa

– Negotiations with Port Hedland Port Authority (PHPA) are well advanced

– 4 new Berths planned

Development beyond 200Mtpa being evaluated with PHPA

– Modelling to date indicates 20—40Mtpa of additional capacity

– Inner harbour panamax capacity could provide an extra 100Mtpa for port users1

Fast tracked development

– Seeking Board approval for pre-commitments to secure long lead items later this month

Note 1:Alannah MacTiernan, WA Minister for Planning and Infrastructure, Metals Bulletin Iron Ore Conference, 27-Nov-2007.

Page29Page 29

bhpBilliton

Outer harbour potential greater than 400Mtpa

- Outer Harbour expansion plans are in pre-feasibility
- Finalising the optimised channel alignment and berth location
  - Modelling shows channel length of less than 27km
  - Approximately 70% of dredging costs are incurred in the berthing pockets
- Landside development will be adjacent to existing facilities and operations
- Ultimate outer harbour capacity is well in excess of anticipated requirements

Outer harbour channel profile



Berth pockets
Channel

Page 30

bhpbilliton

We understand the challenges

SAFETY PRODUCTION COST GROWTH

We have the strategy, capabilities and the assets to deliver

PEOPLE EQUIPMENT RESOURCES

bhpBilliton